Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communications were made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: That’s right @RogerWCheng - the U.S. ability to lead in tech hinges on our ability to roll out #5G. A combined @Sprint & @TMobile will be able to deliver #5GForAll. [investor info: sprint.co/2Knpyac ] cnet.co/2tyrlz1

https://www.cnet.com/news/t-mobile-sprint-lay-out-5g-merger-arguments-in-fcc-filing/:

T-Mobile, Sprint lay out 5G merger arguments in FCC filing

No less than the future of 5G rests upon T-Mobile and Sprint getting together. At least, that’s what they say.

BY ROGER CHENG

JUNE 19, 2018 7:54 AM PDT

T-Mobile CEO John Legere makes the case for buying Sprint.

CNET

It all comes down to 5G.

T-Mobile and Sprint on Tuesday filed their public interest statement to the Federal Communications Commission as part of their bid to merge. The key message in the statement is that their combination would create a single, more powerful company better able to invest in 5G wireless technology. Both T-Mobile and Sprint published blog posts on the FCC filing.

Building a 5G network is an attractive argument given the hype surrounding the next-generation wireless technology. 5G, which is expected to be much faster and more responsive and to power more gadgets, is expected to change our lives. The merger between the nation’s No. 3 player (T-Mobile) and No. 4 (Sprint) wireless companies would create a company with more resources to invest in the network and a portfolio of spectrum able to deliver it.

“The stakes are high — technology leadership for the next decade is at stake,” T-Mobile CEO John Legere said in his blog post.

Sprint, meanwhile, said the deal would improve 4G LTE coverage as well.

The deal is slated to close in the first half of 2019, but still needs regulatory approval.

Tweet: GREAT read on the @Sprint & @TMobile merger from former U.S. Representative Henry Waxman. He agrees this merger is a WIN for consumers and will help the U.S. lead the world in rolling out the first #5G network! [investor info: sprint.co/2KttANv ]

https://morningconsult.com/opinions/the-t-mobile-sprint-merger-is-a-win-for-consumers/:

The T-Mobile-Sprint Merger Is a Win for Consumers

BY HENRY WAXMAN

June 27, 2018

For anyone who likes to see consumers win in the American marketplace, it’s been exciting to watch T-Mobile’s rise over the last five years. CEO John Legere and his team have transformed T-Mobile, once an afterthought in the wireless market, into a powerful force for change in an industry in need of disruption.

T-Mobile achieved this by doing something novel: putting customers first. T-Mobile was the first carrier to go all in on unlimited-data plans, and they did away with two-year wireless contracts, among other pro-consumer innovations. Although T-Mobile is much smaller than the two giants in this area, its aggressive consumer-first approach put pressure on AT&T and Verizon to offer similar packages, bringing down prices and helping more Americans gain access to reliable phone service and mobile internet. The New T-Mobile will be no different.

This week, Legere will be on Capitol Hill to meet with Senate Judiciary policymakers to discuss why consumers should welcome the recent news that T-Mobile and Sprint have agreed to merge. Legere will make the case that their combined resources and relentless, consumer-centric leadership will allow the New T-Mobile to drive pro-consumer innovation on an even larger scale.

I have been a life-long champion of protecting consumers. When I served as a U.S. representative and chairman of the House Energy & Commerce Committee, I pursued policies — like mandatory nutrition labels, cigarette warnings, and an ability for generic drugs to compete—that sought to create a better, safer environment for American consumers. These values have led me to oppose concentrations of power in the past, especially if such actions would lead to less competition, higher prices, or lower quality products. And it was this point of view that led me to argue for spectrum to be set aside in a recent auction so that competitors to AT&T and Verizon could purchase bandwidth even though they were smaller and less wealthy.

While critics cry out that the merger will reduce the number of carriers from four to three, the data shows the combination will allow the New T-Mobile to better compete for customers and deliver significant coverage improvements — changes that will benefit consumers across the country.

For starters, together Sprint and T-Mobile can compete more effectively than they could on their own. With a larger T-Mobile, Legere can even more aggressively put downward pressure on prices and force the competition to improve quality of service, which could result in as much as a 55 percent drop in per GB price and a 120 percent increase in wireless data supply by 2024 compared to the world without the combination.

Next, the merger will expand T-Mobile’s reach. Many people in communities across America must choose between AT&T and Verizon — if they have any real choice at all. In fact, the Federal Communications Commission reports that nearly 10 million rural Americans lack access to at least three LTE providers. The New T-Mobile will be better positioned to compete in these markets, particularly in rural America. The combined company expects to be able to deliver high-speed, in-home broadband service to approximately 52 million rural residents, more than 84 percent of all rural residents.

Lastly, Sprint and T-Mobile have complementary spectrum portfolios that, together, will enable faster deployment of a nationwide 5G network. In fact, following the merger, the New T-Mobile will be positioned to invest nearly $40 billion to deliver the world’s first true nationwide 5G network and bring the company into the 5G future. By 2024, the new company will have around 2X the capacity and approximately 4-6X times the speed than either company could offer on their own.

We’ve long heard about the potential 5G has to move America forward on a variety of vital issues: the opportunity to enable connected devices in the coming “internet of things”; allowing autonomous vehicles and smart cities to monitor and regulate the flow of traffic, reducing greenhouse gas emissions; and even facilitating advancements in healthcare through telemedicine and wearable devices. These are innovations that could come sooner rather than later from this merger by increasing competition among the carriers to make 5G a reality.

With disruption in its DNA and a history of prioritizing customers, there is no other company I’d rather see setting the standards and the pace for innovation on this critical priority.

Henry A. Waxman, who served as chairman and ranking member of the House Energy and Commerce Committee while in his role as U.S. representative for California’s 33rd District from 1975 to 2015, currently serves as the chairman of Waxman Strategies and as an adviser to T-Mobile.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.